October 3, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Karl Hiller
Branch Chief
Office of Energy & Transportation

Re:	Alliance Resource Partners, L.P.
Form 10-K for the Year Ended December 31, 2024
Filed February 27, 2025
File No. 000-26823

Ladies and Gentlemen:

This letter sets forth the responses of Alliance Resource Partners, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter dated September 5, 2025 (the “Comment Letter”) with respect to the Form 10-K for the year ended December 31, 2024 filed by the Partnership on February 27, 2025 (the “Form 10-K”).

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below and provided our response below to each such comment. We respectfully believe that the proposed changes are appropriately made in future filings, as they do not appear to so materially impact extant disclosure as to necessitate an amendment to our Form 10-K, a conclusion which we would be happy to discuss with the Staff should you have any questions.

Properties

Oil & Gas Reserves

Summary of Oil & Gas Reserves, page 74

1.	Please expand the disclosure of the changes in the net quantities of your proved undeveloped reserves to include an explanation of the material changes for each line item shown in your reconciliation to comply with Item 1203(b) of Regulation S-K.

Your discussion should clearly identify the source of each change, e.g. revisions, improved recovery, extensions and discoveries, transfers to proved developed, sales and acquisitions, and include an explanation relating to each of the items you identify. If two or more unrelated factors are combined to arrive at the overall change for an item, you should separately identify and quantify each factor so the change in net reserve quantities between periods is fully explained.

The disclosure of revisions in previous estimates of your proved undeveloped reserves should identify the changes associated with individual factors, such as changes caused by commodity prices, costs, royalty adjustments, well performance, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan.

Please similarly revise your discussion of changes in the net quantities of total proved reserves due to revisions under the section “Oil & Gas Reserves” on page 148, to comply with FASB ASC 932-235-50-5.

Response: We acknowledge the Staff’s comment and in response we propose an expanded discussion of the changes in our proved undeveloped reserves in future filings as illustrated below:

During the year ended December 31, 2024, PUD reserves were reduced as a result of conversion to proved developed reserves primarily in the Permian and Anadarko basins as the result of well completions during the year.

Extensions and discoveries contributed to an increase in PUD reserves during the year ended December 31, 2024 primarily as the result of permitting activities in the Permian Basin.

Revisions of previous estimates resulted in a decline of 13 MBOE due to changes in the underlying commodity prices during the year and 426 MBOE due to revisions to quantity estimates across all basins.

With respect to our discussion of the changes in net quantities of total proved reserves due to revisions under the section “Oil & Gas Reserves” on page 148, we propose expanding our discussion in future filings to include the language as illustrated below in bold.

Notable changes in proved reserves during the year ended December 31, 2022, included:

●	Net change due to extensions and discoveries - The increases are a result of additional development by the operators of the properties under which we own mineral interests. In 2022, a net addition of 4,598 MBOE occurred primarily from the completion of 1,212 new wells on our acreage and from the addition of 878 new proved undeveloped locations due to permitting and drilling activity.

●	Revisions - Increases in oil & gas reserves include 94 MBOE ~~are also~~ due to changes in the underlying commodity prices during the year and 1,397 MBOE due to revisions of previous quantity estimates.

Notable changes in proved reserves during the year ended December 31, 2023, included:

●	Net change due to extensions and discoveries - The increases are a result of additional development by the operators of the properties under which we own mineral interests. In 2023, a net addition of 2,897 MBOE occurred primarily from the completion of 2,117 new wells on our acreage and from the addition of 548 new proved undeveloped locations due to permitting and drilling activity.

●	Revisions - Increases in oil & gas reserves include 789 MBOE due to revisions of previous quantity estimates, offset by a decline of 98 MBOE ~~are also~~ due to changes in the underlying commodity prices during the year ~~and revisions of previous quantity estimates~~.

Notable changes in proved reserves during the year ended December 31, 2024, included:

●	Net change due to extensions and discoveries - The increases are a result of additional development by the operators of the properties under which we own mineral interests. In 2024, a net addition of 4,639 MBOE occurred primarily from the completion of 1,519 new wells on our acreage and from the addition of 346 new proved undeveloped locations due to permitting and drilling activity.

●	Revisions - Increases in oil & gas reserves include 136 MBOE due to revisions of previous quantity estimates, offset by a decline of 51 MBOE ~~are also~~ due to changes in the underlying commodity prices during the year ~~and revisions of previous quantity estimates~~.

2.	Given the criteria within the definition of undeveloped oil and gas reserves in Rule 4-10(a)(31)(ii) of Regulation S-X, it would be helpful to clarify within your disclosure the extent to which proved undeveloped reserves as of December 31, 2024 are scheduled to be converted to developed reserves within five years of the initial disclosure of such reserves.

If material amounts of your proved undeveloped reserves will not be converted to proved developed status within five years of initial disclosure as proved reserves, please also expand your disclosure to explain the reasons for the delay.

You may refer to Item 1203(d) of Regulation S-K and Question 131.03 in the Compliance and Disclosure Interpretations (C&DIs) regarding Oil and Gas Rules if you require further clarification or guidance.

Response: We acknowledge the Staff’s comment and in response propose clarifying our disclosures in future filings to include the language illustrated below in bold.

As a mineral interest owner we have no transparency into or control over the operators’ investments and operational progress to convert PUDs to proved developed producing reserves nor do we have insight into the operators’ drilling plans. Since we do not have insight into the operators’ drilling plans, we use active drilling permits as evidence of economic viability and intention to expend capital to develop reserves within five years as there is generally a statutory two-year timeframe associated with permits. We do not incur any capital expenditures or lease operating expenses in connection with the development of our PUDs, which costs are borne entirely by the operators. As a result, during the year ended December 31, 2024, we did not have any expenditures to convert PUDs to proved developed producing reserves. PUDs that have not been developed within two years of permitting are reviewed and removed from proved reserves as necessary. Because we remove PUDs from proved reserves that have not been developed within two years of initial classification as proved reserves, we have no material PUDs that will not be developed within five years of initial classification as proved reserves. Since January 1, 2022, our average permit to first sales timeframe is 383 days. For our 2024 reserve reporting we had scheduled all PUD locations to be drilled within a year and a half using the average historical development pacing on our acreage in the individual basins in which we own mineral interests. As of December 31, 2024, approximately 10.87% of our total proved reserves were classified as PUDs.

Evaluation and Review of Reserves, page 75

3.	Please expand the discussion of the methods used by the Company in estimating the quantities of proved reserves to include an explanation of the criteria used to assign proved undeveloped locations similar to the discussion provided in Exhibit 99.1.

Response: We acknowledge the Staff’s comment and in response propose to include the following expanded discussion in future filings as illustrated below.

Non-producing reserve estimates, for both developed and undeveloped properties, are based on regional type curve methodologies by reservoir or productive bench. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and undeveloped reserves for our properties, due to the mature nature of properties targeted for development and an abundance of historical production data on which we base statistical average type forecasts.

New drills on our acreage include planned drills, wells currently drilling, and/or permitted wells. For each new drill, a reserve category of proved developed non-producing or PUD is assigned based on whether the location has been spud or permitted. Generally, we book a location as a PUD when it has been permitted by the operator and a PUD becomes a proved developed non-producing reserve when the operator has spud that well to begin drilling operations.

Drill scheduling is determined by historical development pacing on our acreage in each basin and it is assumed that future pacing will mirror that of the historical pace. This projection is then adjusted to take into account anticipated commodity prices and other industry economic factors which tend to either reduce or increase future development pacing. First, known completed locations are developed in chronological order based on state filings or publicly sourced completion data. The development schedule for these locations estimates the turn-in-line rate of these locations due to production data lag. Second, spud locations with unknown completion status are scheduled based on the historical spud to completion time within each basin. Third, permitted locations, without development timing, are scheduled in chronological order by filing date.

4.	Please expand the discussion of CGA’s conclusions regarding the reserves estimates as of December 31, 2024 to additionally clarify that the reserves audit (referenced in Exhibit 99.1) did not extend to your share of reserves attributable to the equity interest in AllDale III. As part of the expanded discussion, specify the proportion of your total reserves (including the consolidated and equity interests), that are covered by the audit. The reserves report may alternatively be revised as it should ordinarily provide this information to comply with Item 1202(a)(8)(iii) of Regulation S-K.

Response: We acknowledge the Staff’s comment and in response propose clarifying our disclosures in future filings to include the language illustrated below in bold.

Excluding our share of proved reserves held by AllDale III, our 2024 year-end estimate of proved reserves were prepared by our internal engineering team. Our engineering team works to ensure the integrity, accuracy, and timeliness of the data used to calculate our estimated proved reserves. Our proved reserve estimates, with the exception of AllDale III, which comprise 4.2% of our total proved reserves, were audited by CGA. Our engineering team met with CGA periodically during the period covered by the above referenced reserve report to discuss the assumptions and methods used in the reserve estimation process. Our engineering team provided historical information to CGA for our properties, such as oil & gas production, well test data, and realized commodity prices. Our engineering team also provided ownership interest information with respect to our properties. Our internal petroleum engineer, primarily responsible for overseeing the petroleum reserves preparation, has over 20 years of engineering and operations experience in the oil & gas sector and a Bachelor of Science in Petroleum Engineering.

Acreage Concentrations, page 77

5.	Please expand the disclosure of your gross, net mineral and net royalty acreage to clarify the difference between the net mineral and net royalty acres and to corelate your explanation to the figures mentioned in the discussion on pages 74 and 75, regarding the 50,755 developed and undeveloped net mineral acres, and the 69,363 net royalty acres standardized to a 1/8th royalty.

Response: We acknowledge the Staff’s comment and in response propose expanding our disclosure in future filings as illustrated below.

The 50,755 developed and undeveloped net mineral acres in the table above represent the number of acres that are owned for the mineral rights under a given tract of land, whereas the 69,393 developed and undeveloped net royalty acres are our net mineral acres normalized to 1/8th royalty leasing terms. As an example, if 100 net mineral acres were leased for a 25% royalty, this would be equivalent to 200 net royalty acres, normalized to 1/8th royalty (100 x .25/.125 = 200).

6.	Please expand your disclosure to clarify the reasons that no material amounts of your undeveloped acreage are expiring in the near term if this is the case, or to specify the minimum remaining terms of leases and concessions to comply with Item 1208(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment and in response we propose expanding our disclosure in future filings as illustrated below.

Our royalty interests are predominately perpetual mineral interests. As a mineral interest owner, we generally hold our acreage in perpetuity and not through a lease. As a result, our undeveloped acreage is generally not subject to expiration. Our royalty interests do include a small portion that come in the form of overriding royalites (ORRI) that are subject to lease terminations once the wells on that lease cease to produce oil & gas in commercial quantities, As a result, we do have limited long-dated lease expiration exposure; however, nearly all of these ORRIs are part of leases with proved developed producing reserves and ongoing development that we believe will be sufficient to maintain these leases for decades.

Oil & Gas Production, Prices and Production Costs, page 77

7.	Please expand your disclosure to include the production volumes by final product sold for each field or common operational area that contains 15% or more of your total proved reserves expressed on an oil-equivalent-barrels basis for each of the last three fiscal years.

You may refer to the disclosure requirements in Item 1204(a) of Regulation S-K and the definition of a field in Rule 4-10(a)(15) of Regulation S-X if you require further clarification or guidance.

Response: We acknowledge the Staff’s comment and in response we propose to include BOE production by basin in our production table in future filings as illustrated below.

	Year Ended December 31,
	2024	2023	2022
Production:
Oil (MBbls)	1,543	1,462	1,104
Natural gas (MMcf)	6,758	6,161	5,226
Natural gas liquids (MBbls)	850	726	541
BOE (MBbls)
Permian Basin	2,755	2,496	1,795
Anadarko Basin	413	409	390
Williston Basin	226	170	134
Other	126	140	197
Total BOE	3,520	3,215	2,516

Productive Wells, page 77

8.	We note your separate disclosure of the number of gross productive horizontal gas wells (1,079) and the number of gross productive horizontal oil wells (10,651) in the second-to-last paragraph on page 77, although you indicate the sum of these would be 17,502 total gross productive horizontal wells. Please revise your disclosure to either resolve or to clarify the reasons for the apparent inconsistency.

Response: We acknowledge the Staff’s comment and address the comment in our response to comment 10 below.

9.	Please expand your disclosure of 5,772 total gross vertical wells to separately disclose the number of natural gas wells and the number of oil wells to comply with Item 1208(a) of Regulation S-K.

Response: We acknowledge the Staff’s comment and address the comment in our response to comment 10 below.

10.	We note disclosure clarifying that you do not own any material working interests in any wells and accordingly, that you do not own any net wells. As a result, it appears that you have not disclosed the number of net productive wells or net wells drilled.

For the purposes of disclosing “net” productive wells and “net” wells drilled during each of the last three fiscal years pursuant to Items 1208(a) and 1205 of Regulation SK, the net revenue interest may be utilized as a substitute for these disclosures, consistent with your disclosure of the “net” developed and undeveloped mineral acreage pursuant to Item 1208 of Regulation S-K.

Response: We acknowledge the Staff’s comment and in response propose expanding our disclosure of productive wells and drilling results in future filings as illustrated below.

Productive Wells

As of December 31, 2024, our productive wells were as follows:

Productive Wells
Horizontal				Vertical
Oil		Gas		Oil		Gas
Gross	Net	Gross	Net	Gross	Net	Gross	Net

10,651	35	1,079	4	5,500	21	272	2

Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. We do not own any material working interests in any wells and therefore have used our net revenue interest to determine our net wells.

Drilling Results

As a holder of mineral interests, we generally are not provided with information as to whether wells drilled on the acreage associated with our mineral interests are classified as exploratory or as developmental wells. We are not aware of any dry holes drilled on the acreage associated with our mineral interests during the year ended December 31, 2024. Based on our net revenue interests, 9, 10 and 4 net wells were drilled on our interests during the years ended December 31, 2024, 2023 and 2022, respectively.

Supplemental Oil & Gas Reserve Information (Unaudited)

Oil & Gas Reserves, page 148

11.	We note that your report proved developed and proved undeveloped reserves on a total combined basis (including the consolidated interests and the equity method investee interests) as of the end of each of the last three fiscal years on page 149.

However, as FASB ASC 932-235-50-8c pertains to the disclosures prescribed by FASB ASC 932-235-50-4, you should additionally disclose this information separately for your consolidated interests and equity method investee interests. For additional guidance regarding the disclosure of reserve quantity information, please refer to the illustration and accompanying notes in FASB ASC 932-235-55-2.

Also expand your disclosure to include the net quantities of proved developed and proved undeveloped reserves at the beginning of the initial year shown in the reserves reconciliation, i.e. as of January 1, 2022 (for the year ended December 31, 2022) to comply with FASB ASC 932-235-50-4.

Response: We acknowledge the Staff’s comment and in response we intend to provide the requested information with respect to proved developed and proved undeveloped reserves separately for our consolidated interests and our equity method investee interests in future filings as illustrated in the table below.

	Crude Oil	Natural Gas	Natural Gas Liquids	Total
	(MBbl)	(MMcf)	(MBbl)	(MBOE)
Consolidated activities

Net proved developed reserves as of
January 1, 2022	5,791	29,243	3,234	13,900
December 31, 2022	7,320	39,083	4,638	18,472
December 31, 2023	7,489	43,167	5,276	19,960
December 31, 2024	8,053	48,420	6,221	22,343

Net proved undeveloped reserves as of
January 1, 2022	1,388	4,254	601	2,698
December 31, 2022	1,692	6,240	839	3,571
December 31, 2023	1,544	5,454	829	3,282
December 31, 2024	1,194	4,554	673	2,626

	Crude Oil	Natural Gas	Natural Gas Liquids	Total
	(MBbl)	(MMcf)	(MBbl)	(MBOE)
Our share of an equity method investee

Net proved developed reserves as of
January 1, 2022	225	1,968	135	687
December 31, 2022	231	2,090	168	747
December 31, 2023	265	2,517	209	894
December 31, 2024	248	2,668	194	888

Net proved undeveloped reserves as of
January 1, 2022	100	418	42	210
December 31, 2022	119	369	43	224
December 31, 2023	55	385	39	158
December 31, 2024	88	378	55	206

* * *

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins L.L.P., David Oelman at (713)758-3708 or doelman@velaw.com or Brenda Lenahan at (212) 237-0133 or blenahan@velaw.com.

Very truly yours,

Alliance Resource Partners, L.P.

By:	/s/ Cary P. Marshall
Cary P. Marshall
Sr. Vice President and Chief Financial Officer

Cc:	Steven C. Schnitzer
Alliance Resource Partners, L.P.

David P. Oelman
Vinson & Elkins L.L.P.

Brenda K. Lenahan
Vinson & Elkins L.L.P.